Hi (X)

I've spent the last few years hurtling off the cliff of entrepreneurship and—as the saying goes—building an airplane mid flight. When I step back to look at how far we've come, I am truly astonished: what began as a google search for 'trans swimwear' and a frustration with the lack of results has now led to a globally recognized and awarded brand, hundreds of thousands of dollars of product sold, and most importantly, a community who has been deeply impacted by our work.

It is with this great excitement and with my commitment to build Both& into the truly extraordinary brand I know it can be that I am thrilled to announce the launch of our community seed raise.

While we have already raised close to half a million dollars from angels and angel syndicates, we felt it was in line with our ethos to also open up the round to anyone and everyone who cares about our mission and who is excited about our future. Whether you can invest $100 or $100,000—we want you to be a part of what we're building. A little money from you and some help spreading the word goes a long way.

I would also like to take a moment to pause and recognize the political landscape in which Both& is operating. This year alone, 200 anti-trans bills have been proposed, and the majority have passed. With this as the backdrop, Both& is (one of) the critical interventions we need: a space of joy, a space that is thoughtful, that values storytelling and dialogue and self-exploration and empowerment over calcified narratives around identity.

We are creating products that serve the unique needs of this demographic, but we are also doing so much more than that: as one Both& community member put it, "Both& is the only place I can go online where being gender non conforming is normalized and celebrated. It's against the grain. It's real."

Because of the unique vantage from which we operate, trans and nonbinary people are perfectly positioned to be entrepreneurs. We have front row seats to all sorts of problems that live in the blind spot of mainstream companies. By investing in Both&, you are investing in the opportunity for a brand to pioneer an entirely new category, to serve over 600 million people worldwide whose needs and desires have been ignored. You are investing in a trans founder, who in turn is hiring and training more folks in the community, blazing a trail for the next generation of founders, and giving back to the community daily.

If you aren't moved by the impact piece, then let the numbers tell the story. We started out with $5k in savings and an idea. Two years later and we've:

-developed a proprietary fit and sizing system
-sold over $200k worth of t-shirts
-Developed four new categories of clothing
-Doubled our AOV from $58 at launch to $97 today
-Built a brand with 4x the average engagement rate on socials
-Hit the top percentile of 5 star reviews on Shopify
-Established a repeat customer rate 3 times the US average, and
-A return rate half the US average.

As a senior marketing director at Nike said, we "have all the signals to indicate a breakout brand."

Let's fill this round and build the category of nonbinary design! You can access the link here: Invest in Both& Apparel: One-stop shop for the nonbinary generation



Invest in Both& Apparel: One-stop shop for the nonbinary generation

One-stop shop for the nonbinary generation

Thanks in advance,

Finn

PS—A note on WeFunder and how it works. In simple language, you will invest, WeFunder will bundle all of the checks together and handle all of the legalese, and you will own the proportionate share of Both& relative to your check size. There will be no lawyers/extensive paperwork on your end. To read all about WeFunder and how it works, please visit their FAQ section here: https://help.wefunder.com/#/investor/getting-started-for-investors

—--

Hi there Both& ally!

If you're receiving this email, that means you've been following the Both& journey. First off, thank you--we couldn't to it without all the amazing powerhouse allies and advocates int he community.

I'm writing today to ask a favor. We recently launched a WeFunder campaign, and have been getting a steady trickle of community checks. We are now more than halfway to reaching the 50k threshold, after which the platform will start advertising us to private angels in network.

Can you do your small bit to help us get there? A few things you can do:

1. If you haven't already, invest as little as $100 to be a part of this raise.
2. Spend ten minutes forwarding the campaign directly to folks in your network that would get excited by the mission and vision behind Both&.
3. Post on Linkedin, urging your wider network to check us out.

In case you need some convincing metrics:

1. We're on track to 5x our revenue this year.
2. We're in the top percentage of 5 star reviews on Shopify.
3. We have 3x the average repeat customer rate and less than half the average return rate.
4. We have 20x the average engagement rate on socials.
5. Most importantly, we are created the global brand that trans and nonbinary people have been waiting for and deserve.

Here's the link to the campaign :https://wefunder.com/bothand/

Thanks in advance!

Finn

—-

Community email:

If you are receiving this email, that means that you are one of Both&'s most avid community members.
We wanted you to be the first to know:
It is now possible for community members to own a part of Both&!
This is huge. It means that as we grow into the global nonbinary brand, our early believers can benefit as well.
After raising half a million dollar from private investors, we've set aside 100k of our raise specifically for *you*. You don't need to be a rich venture capitalist--WeFunder enables us to accept investments as low as $100.
Welcome to the next stage in Both&'s community-sourced model.

View our campaign and make your investment through the button below!

—

LinkedIn

If you had the chance to invest in the Nike of the nonbinary generation, would you?

Great news! Now you can. After raising the majority of our round from private investors, we are now opening up a WeFunder campaign so that anyone in our avid community is able to invest as little as $100 to own a part of the brand they love.

Check out our campaign, make your reservation, and spread the word!







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